UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 through 99.2 to this Form 6-K are incorporated by reference into Greenbrook TMS Inc.’s registration statements on Form F-3 (File No. 333-264067) and Form S-8 (File Nos. 333-254880 and 333-257680).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Business Acquisition Report, dated November 23, 2022.

99.2	Consent of Urish Popeck & Co., LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: November 23, 2022	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO